Page 12 of 13 Pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

       Pursuant to and in accordance with Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated May 11, 1998 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of Class A Common Stock of United States Satellite Broadcasting Company, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

      Executed this day of May 11, 1998.



ROBERT E. TORRAY




By:       /s/  Robert E. Torray
         Robert E. Torray


 ROBERT E. TORRAY & CO., INC.




By:       /s/ William M Lane
               William M Lane, Vice President

THE TORRAY COMPANY




By:       /s/ Willam M Lane
         William M Lane, Vice President